Exhibit 1.1
Canadian Solar Appoints New Chief Financial Officer
JIANGSU, China, May 12, 2008 — Canadian Solar Inc. (“the Company,” “Canadian Solar,” or “we”) (NASDAQ: CSIQ) announced today the board of directors has appointed Mr. Arthur Chien, the current Vice-President, Finance and Secretary of the Company to Chief Financial Officer and Director, effective June 7th, 2008. The appointment of Mr. Chien comes in response to Mr. Bing Zhu’s decision to resign as a Director and Chief Financial Officer of the Company.
Mr. Zhu said, “It has been my pleasure to serve as the Chief Financial Officer of Canadian Solar over the past three years. While I have decided to move on and pursue other interests, I remain proud of the progress that has been made during my tenure at the Company. Over the last three years, I have contributed to Canadian Solar’s growth from a small private company to a publicly listed corporation with targeted sales of $650 to $750 million for 2008. I believe that the Company is well-positioned to continue its strong growth into the future.”
Arthur Chien was a director of Canadian Solar from December 2005 until he joined our management team in September 2007. Prior to his work at Canadian Solar, he was the managing director of Beijing Yinke Investment Consulting Co. Ltd., which provides financial consulting services. Mr. Chien was also the Chief Financial Officer of China Grand Enterprises Inc., a diversified investment holding company based in Beijing, China. Additionally, Mr. Chien has worked in finance, investment and management positions in several companies in China, Canada and Belgium including his appointment in 1995 as the assistant financial controller of the steel cord division of Bekaert Group in Belgium. In 1996, he took the position of Chief Financial Officer of Bekaert China which operated five joint ventures in China. Mr. Chien graduated from the University of Science and Technology of China with a Bachelor of Science degree in 1982. He also obtained a master’s degree in economics from the University of Western Ontario, London, Ontario, Canada in 1989.
Dr. Shawn Qu, Chairman and CEO of Canadian Solar, commented: “We greatly appreciate the contributions Bing made during his tenure at the Company. He has been with us since before we went public in 2006, and played a critical role in establishing and improving Canadian Solar’s financial management and internal control systems. We respect his decision and wish him and his family the very best for the future.”
“We are also pleased to have Arthur continue as a member of management in this new role as part of our executive team,” said Mr. Qu. “Arthur has been with us for more than two years both as board member and as Vice President, Finance. His experience and background in finance, accounting and operational experience will be invaluable as we move forward.”
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.

Safe Harbor/Forward-Looking Statements
Certain statements in this press release including statements regarding expected future financial and industry growth are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future shortage or availability of the supply of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers, including customers of our silicon materials sales; changes in demand from major markets such as Germany; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling price; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F originally filed on May 29, 2007. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:

In Jiangsu, P.R. China
Alex Tyler, Director of Investor Relationship
Canadian Solar Inc.
Tel:	+86-512 6690-8088 x 522
Email:	ir@csisolar.com

In the U.S.
Tyler Wilson/John Robertson
The Ruth Group
Tel:	+1-646-536-7018/7024
Email:	twilson@theruthgroup.com / jrobertson@theruthgroup.com